August 27, 2018

Robert W. Ferguson
Chief Executive Officer
Advantego Corp
3801 East Florida Ave., Suite 400
Denver, CO 80210

       Re: Advantego Corp.
           Registration Statement on Form S-1
           Filed August 2, 2018
           File No. 333-226513

Dear Mr. Ferguson :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-1 Filed August 2, 2018

General

1. The number of shares you are attempting to register appears to represent a substantial percentage of the company s outstanding shares held by non-affiliates. Given the size of the offering, it appears that this is a primary offering that can only proceed on an at-the-
       market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. Please revise the offering to indicate a fixed price for the duration of the offering or provide your analysis as to how you are able to conduct an at the market offering.
 Robert W. Ferguson
Advantego Corp
August 27, 2018
Page 2
Selling Shareholders, page 14

2. Please include Tangiers Investment Group in the selling shareholders table. In addition, please also discuss the dilutive effect the investment agreement may have upon your common stock and the likelihood that the company will have access to the full amount available under the Investment Agreement.
Exhibits
Bylaws, page 21

3. We note Article X in the company's bylaws. In an appropriate location in the prospectus, including risk factors, please disclose this exclusive forum and fee shifting provision, including the impact of the provision on a shareholder's ability to bring suit for claims arising under state law and the fee shifting provision's impact on shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Pam Howell at
(202) 551-
3357 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert W. Ferguson                       Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameAdvantego Corp
                                                           Mining
August 27, 2018 Page 2
cc:       William T. Hart
FirstName LastName